OIL STATES INTERNATIONAL, INC.
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

August 11, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628
Re:    Oil States International, Inc.
Registration Statement on Form S-3, File No. 333-266037
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Oil States International, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective time of the Registration Statement on Form S-3 (File No. 333-266037), to August 12, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
If you have any questions, please call Markeya Brown of Vinson & Elkins L.L.P. at (713) 758-4567.
[Signature page to follow]

U.S. Securities and Exchange Commission
August 11, 2022

Very truly yours,
Oil States International, Inc.

By:	/s/ Brian E. Taylor
Name:	Brian E. Taylor
Title:	Senior Vice President, Chief Accounting Officer and Controller

cc:    Cindy B. Taylor, Oil States International, Inc.
    Lloyd A. Hajdik, Oil States International, Inc.
    Michael S. Telle, Vinson & Elkins L.L.P.
    Markeya R. Brown, Vinson & Elkins L.L.P.